SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                          (Amendment No. 12)



                              VIACOM INC.
                 -------------------------------------
                           (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value
                 -------------------------------------
                    (Title of Class of Securities)

                              925524 10 0
                 -------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on the following pages)

CUSIP NO.  925524-10-0

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                    NATIONAL AMUSEMENTS, INC.
         -------------------------------------------------------------
                    I.R.S. Identification No. 04-2261332
         -------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group
         See Instructions)

          /  /     (a)------------------------------------------------

          /  /     (b)------------------------------------------------

(3)      SEC Use Only
                       -----------------------------------------------
(4)      Citizenship or Place of Organization             Maryland
                                                  --------------------
- -------------
Number of          (5)      Sole Voting Power             46,829,414
                                                        --------------
  Shares
Beneficially       (6)      Shared Voting Power                   0
                                                      --------------
 Owned by
   Each            (7)      Sole Dispositive Power         46,829,414
                                                        --------------
Reporting
Person With        (8)      Shared Dispositive Power              0
- -------------                                           ------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         46,829,414
         -------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         -------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         66.8%
         -------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)          CO
                                                      ----------------

CUSIP NO.  925524-10-0


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                   SUMNER M. REDSTONE
         -------------------------------------------------------------
                    S.S. No.
         -------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See
Instructions)

         /  /     (a)-------------------------------------------------
         /  /     (b)-------------------------------------------------

(3)      SEC Use Only
                      ------------------------------------------------

(4)      Citizenship or Place of Organization     United States
                                              ------------------------

- -------------
Number of          (5)      Sole Voting Power             46,829,494*
                                                        --------------
  Shares
Beneficially       (6)      Shared Voting Power                    0
                                                       --------------
Owned by
   Each            (7)      Sole Dispositive Power	46,829,494*
                                                        --------------
eporting
Person With        (8)      Shared Dispositive Power               0
- -------------                                           ------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         46,829,494*
         -------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         -------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         66.8%
         -------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)         IN
                                                      ----------------

*Includes shares owned by National Amusements, Inc.

    The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.01 per share (the "Class A
Common Stock"), of Viacom Inc. (the "Company") is hereby amended as follows:

Item 4.   Ownership.
          ---------

          Item 4 is amended and restated in its entirety as follows:

          (a) Amount Beneficially Owned: National Amusements, Inc. ("NAI") beneficially owned 46,829,414 shares of Class A Common Stock*; Sumner M. Redstone beneficially owned 46,829,494 shares of Class A Common Stock* (including the shares owned by NAI).

          (b)       Percent of Class: 66.8%

          (c)       Number of shares as to which such person has:

                    (i)       sole power to vote or direct the vote:
			      46,829,414 shares of Class A Common
                              Stock  with respect  to NAI;  46,829,494
                              shares  of Class A Common  Stock with
                              respect to Mr. Redstone (including
                              the shares owned by NAI);

                    (ii)      shared power to vote or direct the vote:
                              None;

                    (iii) sole power to dispose or direct the disposition of: 46,829,414 shares of
                              Class A Common Stock with respect  to  NAI;
                              46,829,494  shares of  Class A Common Stock
                              with   respect  to  Mr. Redstone (including
                              the shares owned by NAI);

                    (iv)      shared   power  to   dispose   or  to
                              direct  the disposition of: None.

- ---------------------------
*  As of December 31, 1998.

                                   Signatures
                                   ----------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.



                                   /s/Sumner M. Redstone
Date:  February 10, 1999           --------------------------
                                   Sumner M. Redstone,
                                   Individually




                                   NATIONAL AMUSEMENTS, INC.

                                   /s/Sumner M. Redstone
                                   --------------------------
                                   Sumner M. Redstone,
                                   Chairman, President and
                                   Chief Executive Officer